UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Agreement to Sell Shares of Canadian Public Subsidiary

On March 2, 2017, Gazit Globe Ltd. (“the “Company”) reported that one of its wholly-owned subsidiaries had entered into an agreement to sell 9,000,000 common shares (the “Shares”) of the Company's publicly held Canadian subsidiary, First Capital Realty Inc. (TSX: FCR) ("FCR") on a “bought deal” basis at a price of C$20.60 per Share (the “Offering Price”) to a syndicate of underwriters co-led by TD Securities Inc., National Bank Financial Inc. and CIBC Capital Markets, with gross proceeds to the Company of approximately C$185 million (the “Secondary Offering”).

In addition, the Company has granted the underwriting syndicate an over-allotment option, exercisable in whole or in part at any time up to 30 days after closing of the Secondary Offering, to purchase up to an additional 1,350,000 Shares at the Offering Price, which, if exercised in full, would increase the gross proceeds from the Secondary Offering to the Company to approximately C$213 million.

The Company currently holds 88,636,749 common shares of FCR, representing 36.4% of FCR’s issued and outstanding share capital. After giving effect to the Secondary Offering (but prior to the exercise of the over-allotment option), the Company will hold 79,636,749 common shares of FCR, representing approximately 32.7% of FCR’s issued and outstanding share capital. If the over-allotment option is exercised in full, the Company will hold 78,286,749 common shares of FCR, representing approximately 32.1% of FCR’s issued and outstanding share capital.

The Secondary Offering is scheduled to close on or about March 22, 2017, and is subject to regulatory approval. The Shares will be offered by way of a short-form prospectus to be filed on or before March 15, 2017, with the securities commissions and other similar regulatory authorities in each of the provinces of Canada.

The Company is evaluating the impact of the aforementioned sale on the Company's financial statements, including the potential deconsolidation of FCR.

Important Notice

The securities to be offered by Gazit’s wholly-owned subsidiary have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 1, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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